Mail Stop 4561

December 7, 2007

David Reichman
Chief Executive Officer and President
Tree Top Industries, Inc.
1041 N. Formosa Avenue
Pickford Building, #199
West Hollywood, CA 90046

> **Re:** **Tree Top Industries, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 28, 2007**
> **File No. 001-10210**

Dear Mr. Reichman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your beneficial ownership disclosure states that Mr. Reichman, your Chairman, President and Chief Executive Officer, has voting power over 68,000,000 shares of common stock owned by 20 other shareholders. Please identify these other shareholders in your filing. We note that no Schedule 13D filings were made to reflect the formation of this group. See Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. Please provide us with any information known or imputed to you with respect to the plans of this group to file a beneficial ownership report.

Amendment to Certificate of Incorporation, page 2

2. Please refer to Securities Exchange Act Release No. 34-15230 and disclose the possible anti-takeover effects of the authorization of a class of preferred stock and the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

3. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the authorization of a class of preferred stock and the increase in authorized shares of common stock. If you have no such plans, proposals or arrangements, please make a statement to that effect.

2007 Omnibus Stock and Incentive Plan, page 2

4. We note your disclosure on page 4 regarding options granted pursuant to the 2007 plan through November 1, 2007. Please disclose, if true, that no grants of awards are contemplated to be made under the proposed stock option plan concurrent with the approval of the plan.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 or David L. Orlic at (202) 551-3503 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal